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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **BARRETTO SECURITIES INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1152 MAINLAND STREET, SUITE 224
(No. and Street)

VANCOUVER	**CANADA**	**V6B4X2**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LANDON BARRETTO **(604) 669-4164**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **LANDON BARRETTO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **BARRETTO SECURITIES INC.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETTO SECURITIES INC.

Financial Statement

December 31, 2016

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barretto Securities Inc.

We have audited the accompanying statement of financial condition of Barretto Securities Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Barretto Securities Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Barretto Securities Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

January 31, 2017

Barretto Securities Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	11,250
Total assets	$	11,250
Liabilities and Stockholders's Equity		
Liabilities		
Accounts payable (related party)	$	800
Accounts payable		4,000
Total liabilities		4,800
Stockholder's equity:		
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		138,370
Retained earnings		(132,020)
Stockholder's equity		6,450
Total liabilities and stockholder's equity	$	11,250

The accompanying notes are an integral part of these financial statements.

BARRETTO SECURITIES INC.
Notes to financial Statements
December 31, 2016

1. Organization

Barretto Securities Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker" who does not take possession of customer funds or carry customer accounts. The Corporation maintains its main office in Seattle, Washington and its customers are located throughout North America. The Corporation is engaged principally in the sale of private placements, mutual funds and variable annuities.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents
For purpose of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Concentration of Credit Risk
The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

2. Summary of Significant Accounting Policies, Continued

Advertising
Advertising costs are expensed as incurred.

Subsequent Events
The Corporation has evaluated events after December 31, 2016, and through January 31, 2017, which is the date the financial statements were available to be issued, and determined that any event or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

Income Taxes
The Corporation, with the consent of its shareholder, has elected under Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

3. Related Party Transactions

The Corporation rents office space from an affiliate of the stockholder under month to month rental agreement. Rent expense under this agreement amounted to $4,800 for the year ended December 31, 2016, of which $800 is due to the related party.

The stockholder contributed $21,290 in additional paid in capital during the year.

4. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (see Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Corporation's net capital and required net capital were $6,193 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .78 to 1.

5. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how certain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual stockholders. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions. The stockholders and the Corporation are generally not subject to U.S. federal, state and local income tax examinations related to the Corporation's activities for tax years before 2013.

6. Reserve Requirement

Rule15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(i) of the Rule.

7. Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the Broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 presented by the Corporation, disclosed that no material differences exist.

8. Commitments and Contingencies

The Corporation does not have any commitments or contingencies.